SU Group Holdings Limited

7th Floor, The Rays

No. 71 Hung To Road, Kwun Tong

Kowloon, Hong Kong

Tel: +852 2341-8183

March 3, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SU Group Holdings Limited
Registration Statement on Form F-3 Filed February 12, 2025 File No. 333-284868

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), SU Group Holdings Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement becomes effective at 4 p.m. Eastern Time on March 5, 2025, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, DLA Piper UK LLP.

Yours truly,

SU Group Holdings Limited

By:	/s/ Chan Ming Dave
Name:	Chan Ming Dave
Title:	Chief Executive Officer